UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): February 20, 2009

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
       (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
       (17 CFR 240.13e-4(c))

<u>Item 7.01. Regulation FD Disclosure</u>

On February 20, 2009, Ashland Inc. will include the information contained in exhibits 99.1-99.17, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.17 is summary information concerning key metrics for Ashland's operating segments. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

<u>Item 9.01</u>. <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' revenue

99.3   Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' revenue

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' revenue

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) revenue

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's revenue

99.17   Website data concerning Ashland Distribution's gross profit

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ASHLAND INC.
	(Registrant)

February 20, 2009	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

<center>-4-</center>

EXHIBIT INDEX

99.1	Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day
99.2	Website data concerning Ashland Aqualon Functional Ingredients' revenue
99.3	Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons
99.4	Website data concerning Ashland Hercules Water Technologies' average sales per shipping day
99.5	Website data concerning Ashland Hercules Water Technologies' revenue
99.6	Website data concerning Ashland Hercules Water Technologies' gross profit
99.7	Website data concerning Ashland Performance Materials' average sales per shipping day
99.8	Website data concerning Ashland Performance Materials' revenue
99.9	Website data concerning Ashland Performance Materials' gross profit
99.10	Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume
99.11	Website data concerning Ashland Consumer Markets' (Valvoline's) revenue
99.12	Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit
99.13	Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons
99.14	Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales
99.15	Website data concerning Ashland Distribution's average sales per shipping day
99.16	Website data concerning Ashland Distribution's revenue
99.17	Website data concerning Ashland Distribution's gross profit

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2005	**2006**	**2007**	**2008**	**2009**
January	3.240	2.951	2.851	3.208	2.864
February	3.268	3.445	4.005	4.093	
March	2.755	3.172	3.465	4.945	
April	3.586	4.025	4.050	4.048	
May	3.438	3.222	3.690	4.610	
June	3.352	3.967	4.686	5.558	
July	3.362	4.042	3.739	3.531	
August	2.751	3.129	3.748	4.715	
September	3.497	4.286	4.868	5.343	
October	3.286	3.101	3.164	3.125	
November	3.299	3.510	4.466	4.404	
December	3.079	3.966	4.560	3.817	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients revenue)

Monthly Sales ($ in millions)*

	2005	2006	2007	2008	2009
January	64.8	62.0	62.7	70.6	60.1
February	65.4	68.9	80.1	86.0	
March	60.6	73.0	76.2	98.9	
April	75.3	76.5	81.0	89.1	
May	72.2	70.9	81.2	96.8	
June	73.7	87.3	98.4	116.7	
July	67.2	80.8	78.5	77.7	
August	63.3	72.0	86.2	99.0	
September	73.4	85.7	92.5	112.2	
October	69.0	68.2	72.8	71.9	
November	66.0	70.2	89.3	79.3	
December	61.6	75.3	86.6	80.1	

12 Month Rolling Average ($ in millions)*

	2005	2006	2007	2008	2009
January	65.8	67.5	74.3	82.8	89.0
February	65.8	67.8	75.2	83.3	
March	65.9	68.8	75.5	85.2	
April	66.2	68.8	76.7	87.1	
May	66.2	68.8	76.7	87.1	
June	66.7	69.9	77.7	88.7	
July	66.5	71.0	77.5	88.6	
August	66.5	71.8	78.7	89.7	
September	67.2	72.8	79.2	91.3	
October	67.2	72.7	79.6	91.2	
November	67.9	73.1	81.2	90.4	
December	67.7	74.2	82.1	89.9	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients Volume in Metric Tons)

Metric Tons (in thousands)*

	2005	2006	2007	2008	2009
January	14.2	12.2	12.8	13.7	11.3
February	14.4	13.4	15.4	16.5	
March	13.5	15.2	14.5	18.4	
April	16.3	15.5	15.9	16.8	
May	15.4	14.6	16.2	18.0	
June	16.2	18.0	19.3	21.7	
July	14.5	16.7	16.0	15.1	
August	14.2	14.8	18.1	17.9	
September	15.8	17.5	18.7	20.2	
October	16.0	14.1	14.5	13.3	
November	15.1	14.6	18.3	15.2	
December	14.3	15.2	17.2	15.8	

12 Month Rolling Average (in thousands)*

	2005	2006	2007	2008	2009
January	15.2	14.8	15.2	16.5	16.7
February	15.2	14.8	15.4	16.6	
March	15.2	14.9	15.3	16.9	
April	15.1	14.8	15.5	17.1	
May	15.1	14.8	15.5	17.1	
June	15.1	14.9	15.6	17.3	
July	14.9	15.1	15.5	17.3	
August	14.9	15.1	15.8	17.2	
September	14.9	15.3	15.9	17.4	
October	14.9	15.1	15.9	17.3	
November	15.1	15.1	16.3	17.0	
December	15.0	15.2	16.4	16.9	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2005	2006	2007	2008	2009
January	1.606	1.554	3.038	3.351	6.826
February	1.532	1.679	3.064	3.403	
March	1.507	1.475	2.797	3.613	
April	1.622	1.938	3.299	3.767	
May	1.560	1.554	3.079	3.662	
June	1.536	1.912	3.193	4.022	
July	1.666	3.046	3.238	3.720	
August	1.520	2.793	4.209	3.251	
September	1.744	3.310	4.420	3.598	
October	1.509	2.677	3.077	3.090	
November	1.639	2.853	3.467	5.994	
December	1.614	3.297	3.445	6.640	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies revenue)

Monthly Sales ($ in millions)*

	2005	2006	2007	2008	2009
January	32.1	32.6	66.8	73.7	147.3
February	30.6	33.6	61.3	71.5	
March	33.2	33.9	61.5	72.3	
April	34.1	36.8	66.0	82.9	
May	32.8	34.2	67.7	76.9	
June	33.8	42.1	67.1	84.5	
July	33.3	60.9	68.0	81.8	
August	35.0	64.2	96.8	68.3	
September	36.6	66.2	84.0	75.6	
October	31.7	58.9	70.8	71.1	
November	32.8	57.1	69.3	107.9	
December	32.3	62.6	65.4	139.4	

12 Month Rolling Average ($ in millions)*

	2005	2006	2007	2008	2009
January	31.0	33.2	51.4	71.0	89.9
February	31.2	33.5	53.8	71.8	
March	31.3	33.5	56.1	72.7	
April	31.5	33.8	58.5	74.1	
May	31.8	33.9	61.3	74.9	
June	32.1	34.6	63.4	76.3	
July	32.2	36.9	64.0	77.5	
August	32.5	39.3	66.7	75.1	
September	32.9	41.8	68.2	74.4	
October	33.0	44.0	69.1	74.4	
November	33.2	46.1	70.2	77.7	
December	33.2	48.6	70.4	83.8	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies gross profit)

3 Month Rolling Average (%)*

	2005	2006	2007	2008	2009
January	49.0	48.2	39.1	38.1	30.5
February	49.4	47.5	38.4	36.4	
March	48.0	47.2	38.8	37.3	
April	48.2	46.8	39.6	36.9	
May	47.5	46.6	39.6	37.8	
June	46.9	45.5	38.2	37.2	
July	46.6	42.3	39.3	37.1	
August	47.2	39.6	39.0	36.2	
September	47.2	38.4	39.7	32.9	
October	47.4	38.7	39.0	33.0	
November	47.5	39.9	39.8	31.5	
December	48.5	40.3	39.3	32.5	

12 Month Rolling Average (%)*

	2005	2006	2007	2008	2009
January	48.8	47.6	41.0	39.0	34.0
February	48.7	47.4	40.5	38.7	
March	48.5	47.4	40.2	38.6	
April	48.5	47.2	39.8	38.3	
May	48.2	47.2	39.4	38.3	
June	48.0	46.9	38.9	38.4	
July	47.9	45.7	39.2	37.8	
August	47.9	44.5	39.2	37.5	
September	47.8	43.7	39.2	36.7	
October	47.7	43.0	39.3	36.3	
November	47.9	42.4	39.2	35.3	
December	47.6	41.9	39.0	34.8	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2005	**2006**	**2007**	**2008**	**2009**
January	5.176	5.258	6.061	6.040	4.403
February	5.593	5.816	5.593	6.446	
March	5.570	5.200	5.965	6.494	
April	5.989	6.156	6.637	6.552	
May	6.183	5.641	6.112	6.741	
June	5.812	5.845	6.313	6.612	
July	5.425	5.886	6.073	6.889	
August	5.293	5.501	6.642	6.254	
September	5.264	5.663	8.307	6.867	
October	5.955	6.083	5.968	6.074	
November	6.030	6.149	6.642	5.872	
December	5.305	5.800	5.318	3.738	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials revenue)

Monthly Sales ($ in millions)*

	2005	2006	2007	2008	2009
January	103.5	110.4	133.3	132.9	92.5
February	111.9	116.3	111.6	135.4	
March	122.5	119.6	131.2	129.9	
April	125.8	117.0	132.7	144.2	
May	129.9	124.1	134.5	141.6	
June	127.9	128.6	132.6	138.9	
July	108.5	117.7	127.5	151.6	
August	121.7	126.5	152.8	131.3	
September	110.5	113.3	157.8	144.2	
October	125.1	132.8	137.3	139.7	
November	120.6	123.0	132.8	105.7	
December	106.1	110.2	101.0	78.5	

12 Month Rolling Average ($ in millions)*

	2005	2006	2007	2008	2009
January	94.3	118.4	121.9	132.1	127.8
February	96.5	118.8	121.5	134.0	
March	99.4	118.5	122.4	133.9	
April	102.3	117.8	123.8	134.9	
May	106.0	117.3	124.6	135.5	
June	108.4	117.4	125.0	136.0	
July	110.0	118.1	125.8	138.0	
August	112.3	118.5	128.0	136.2	
September	114.1	118.8	131.7	135.1	
October	115.8	119.4	132.1	135.3	
November	117.1	119.6	132.9	133.0	
December	117.8	120.0	132.1	131.1	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

	2005	**2006**	**2007**	**2008**	**2009**
January	17.3	21.3	20.5	17.3	17.1
February	18.6	22.2	19.7	17.1	
March	20.7	22.9	20.5	18.1	
April	21.5	23.4	21.0	18.5	
May	21.6	24.2	21.4	18.1	
June	22.6	25.0	21.9	17.5	
July	22.7	24.6	21.2	16.1	
August	22.9	22.8	20.1	14.6	
September	21.2	20.3	18.1	14.6	
October	21.6	20.4	18.4	14.8	
November	20.9	20.8	18.7	16.1	
December	21.6	21.1	18.2	15.9	

12 Month Rolling Average (%)*

	2005	**2006**	**2007**	**2008**	**2009**
January	18.9	21.8	22.2	19.4	16.6
February	18.9	21.9	21.9	19.4	
March	18.8	22.1	21.7	19.1	
April	19.0	22.3	21.6	18.9	
May	19.3	22.5	21.2	18.5	
June	19.7	22.8	21.0	18.0	
July	19.9	22.8	20.8	17.6	
August	20.2	22.5	20.5	17.1	
September	20.4	22.5	20.3	17.0	
October	20.9	22.4	20.2	16.7	
November	21.1	22.5	20.0	16.5	
December	21.6	22.3	19.6	16.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2005	2006	2007	2008	2009
January	23.0	23.9	24.1	25.3	27.6
February	21.9	25.1	21.5	25.7	
March	26.7	24.1	24.3	26.0	
April	23.8	23.3	24.0	23.0	
May	23.2	21.8	26.3	26.3	
June	26.3	22.2	23.2	25.6	
July	23.6	22.5	22.2	23.6	
August	24.1	23.3	24.8	27.6	
September	21.5	20.9	23.9	27.5	
October	22.2	21.7	23.6	26.9	
November	24.4	20.5	23.4	27.0	
December	22.1	22.6	21.8	27.4	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) revenue)

Monthly Sales ($ in millions)*

	2005	2006	2007	2008	2009
January	103.0	113.1	122.8	135.7	128.6
February	105.5	109.1	122.3	127.4	
March	114.9	130.6	137.3	137.5	
April	118.3	116.8	135.2	154.1	
May	118.3	126.8	133.2	130.8	
June	117.8	122.9	139.1	143.0	
July	107.0	116.3	129.1	150.9	
August	116.1	128.3	131.6	147.8	
September	115.7	134.6	123.5	155.1	
October	105.8	130.3	141.2	143.9	
November	106.0	114.6	129.6	119.5	
December	98.7	106.6	109.5	124.1	

12 Month Rolling Average ($ in millions)*

	2005	2006	2007	2008	2009
January	109.4	111.4	121.6	130.6	138.5
February	109.8	111.7	122.7	131.0	
March	109.6	113.0	123.3	131.0	
April	109.8	112.9	124.8	132.6	
May	111.0	113.6	125.4	132.4	
June	111.6	114.1	126.7	132.7	
July	110.8	114.8	127.8	134.6	
August	111.5	115.8	128.0	135.9	
September	110.5	117.4	127.1	138.5	
October	110.6	119.5	128.0	138.8	
November	110.8	120.2	129.3	137.9	
December	110.6	120.8	129.5	139.1	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) gross profit)

3 Month Rolling Average (%)*

	2005	**2006**	**2007**	**2008**	**2009**
January	26.7	21.4	24.5	24.2	23.6
February	27.4	21.6	25.1	24.0	
March	28.3	22.0	25.6	24.4	
April	28.8	21.4	25.1	24.6	
May	28.1	20.4	25.3	24.6	
June	25.9	20.2	25.1	23.9	
July	25.4	19.6	25.9	21.8	
August	25.6	19.0	25.5	19.5	
September	25.4	16.0	24.6	19.2	
October	24.5	17.9	24.3	20.1	
November	23.0	19.7	24.6	21.1	
December	22.1	23.8	24.7	21.8	

12 Month Rolling Average (%)*

	2005	**2006**	**2007**	**2008**	**2009**
January	28.0	25.1	20.7	24.9	22.4
February	28.0	24.7	21.0	24.9	
March	28.1	23.9	21.4	24.7	
April	28.1	23.2	21.7	24.8	
May	27.9	22.6	22.3	24.7	
June	27.4	22.4	22.6	24.4	
July	27.2	21.7	23.3	23.7	
August	26.9	20.9	23.9	23.1	
September	26.6	19.9	24.8	23.0	
October	26.4	20.0	25.0	22.6	
November	26.0	20.1	25.1	22.2	
December	25.5	20.4	25.0	22.3	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) lubricant sales gallons)

3 Month Rolling Average (in millions)*

	2005	2006	2007	2008	2009
January	13.1	13.1	12.3	13.2	10.6
February	12.9	13.2	12.7	13.1	
March	14.1	14.7	13.9	14.0	
April	15.1	15.0	14.5	14.7	
May	16.0	15.6	14.8	14.6	
June	16.0	15.0	14.5	14.6	
July	15.4	14.7	15.0	14.0	
August	15.0	14.4	14.9	14.4	
September	14.7	13.7	14.4	14.5	
October	14.5	14.0	14.0	13.6	
November	13.7	13.2	13.8	12.3	
December	12.8	12.8	13.3	11.0	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)*

	2005	2006	2007	2008	2009
January	11.7	11.4	11.5	12.4	13.2
February	11.7	11.4	11.6	12.4	
March	11.7	11.4	11.7	12.4	
April	11.7	11.3	11.7	12.5	
May	11.7	11.3	11.8	12.6	
June	11.7	11.3	11.9	12.5	
July	11.7	11.3	12.0	12.7	
August	11.7	11.2	12.2	12.7	
September	11.6	11.3	12.2	12.8	
October	11.5	11.3	12.3	12.9	
November	11.5	11.3	12.4	13.0	
December	11.4	11.4	12.4	13.1	

*NOTE: 60 VIOC stores transferred to Marathon on June 30, 2005, have been excluded from this data.

Exhibit 99.15
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2005	2006	2007	2008	2009
January	15.187	15.959	15.445	17.177	12.065
February	15.530	16.412	16.333	16.794	
March	15.524	15.910	15.520	17.574	
April	15.631	17.034	16.592	17.319	
May	15.664	16.459	15.905	17.809	
June	14.971	16.552	16.377	18.863	
July	14.774	16.194	15.948	18.018	
August	14.535	15.925	16.762	17.994	
September	16.319	16.695	17.328	17.958	
October	15.870	16.000	16.109	16.188	
November	16.688	16.537	17.169	14.765	
December	14.991	13.963	14.506	10.232	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.16
(Text of Graph posted to Ashland Inc.'s website concerning
Ashland Distribution revenue)

Monthly Sales ($ in millions)*

	2005	2006	2007	2008	2009
January	304	335	340	378	253
February	311	328	327	353	
March	342	366	341	351	
April	328	324	332	381	
May	329	362	350	374	
June	329	364	344	396	
July	295	324	335	396	
August	334	366	386	378	
September	343	334	329	377	
October	333	352	371	372	
November	334	331	343	266	
December	300	265	276	215	

12 Month Rolling Average ($ in millions)*

	2005	2006	2007	2008	2009
January	288	326	338	343	343
February	293	328	338	345	
March	297	330	336	346	
April	301	329	337	350	
May	306	332	336	352	
June	309	335	334	356	
July	311	337	335	361	
August	314	340	336	361	
September	318	339	336	365	
October	320	341	338	365	
November	323	341	339	358	
December	324	338	340	353	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.17
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution gross profit)

3 Month Rolling Average (%)*

	2005	**2006**	**2007**	**2008**	**2009**
January	9.9	10.1	8.8	7.6	10.8
February	9.7	9.4	8.7	7.2	
March	9.8	9.6	9.0	7.7	
April	9.8	9.7	8.1	7.6	
May	10.0	9.8	7.3	7.6	
June	10.0	9.3	7.1	7.8	
July	10.1	9.1	7.3	7.6	
August	9.7	8.8	7.8	7.7	
September	9.3	8.8	7.0	8.1	
October	9.1	8.9	6.9	8.1	
November	9.9	9.0	7.2	8.5	
December	10.2	8.6	7.5	8.6	

12 Month Rolling Average (%)*

	2005	**2006**	**2007**	**2008**	**2009**
January	9.6	9.8	9.1	7.5	8.4
February	9.6	9.8	9.1	7.4	
March	9.7	9.8	8.9	7.3	
April	9.7	9.7	8.7	7.4	
May	9.7	9.7	8.4	7.5	
June	9.7	9.6	8.4	7.5	
July	9.8	9.5	8.3	7.4	
August	9.8	9.5	8.2	7.4	
September	9.7	9.5	7.9	7.8	
October	9.7	9.4	7.7	7.7	
November	9.8	9.2	7.7	7.7	
December	9.8	9.1	7.6	8.0	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.



_____

David B. Mattingly   Ashland Inc.
Senior Counsel   50 E. RiverCenter Blvd., P.O. Box 391
                                                                     Covington, KY 41012-0391
                                                                     Tel: 859 815-5368, Fax: 859 815-3823

February 20, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies & Gentlemen:

On behalf of Ashland Inc., submitted herewith for filing in electronic format is Ashland's Form 8-K.

Please contact me at (859) 815-5368 in the event you have any questions regarding this transmission.

Very truly yours,

/s/ David B. Mattingly
David B. Mattingly
Senior Counsel